Exhibit 99.1

Our ref          MUL/742937-000001/78951539v1

The Nasdaq Stock Market LLC
Listing Qualifications
805 King Farm Blvd.
Rockville, Maryland 20850
United States of America

12 June 2024

Hitek Global Inc.

We act as legal counsel to Hitek Global Inc. (the "Company") for matters of Cayman Islands law only.

We understand from the Company’s legal counsel as to matters of United States law that Nasdaq Marketplace Rule 5635 provides as follows:

Nasdaq Marketplace Rule 5635. Shareholder Approval

(a)	Acquisition of Stock or Assets of Another Company

Shareholder approval is required prior to the issuance of securities in connection with the acquisition of the stock or assets of another company if:

(1)	where, due to the present or potential issuance of common stock, including shares issued pursuant to an earn-out provision or similar type of provision, or securities convertible into or exercisable for common stock, other than a public offering for cash:

(A)	the common stock has or will have upon issuance voting power equal to or in excess of 20% of the voting power outstanding before the issuance of stock or securities convertible into or exercisable for common stock; or

(B)	the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities; or

(2)	any director, officer or Substantial Shareholder (as defined by Rule 5635(e)(3)) of the Company has a 5% or greater interest (or such persons collectively have a 10% or greater interest), directly or indirectly, in the Company or assets to be acquired or in the consideration to be paid in the transaction or series of related transactions and the present or potential issuance of common stock, or securities convertible into or exercisable for common stock, could result in an increase in outstanding common shares or voting power of 5% or more; or

(c)	Equity Compensation

Shareholder approval is required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, except for:

(1)	warrants or rights issued generally to all security holders of the Company or stock purchase plans available on equal terms to all security holders of the Company (such as a typical dividend reinvestment plan);

(2)	tax qualified, non-discriminatory employee benefit plans (e.g., plans that meet the requirements of Section 401(a) or 423 of the Internal Revenue Code) or parallel nonqualified plans, provided such plans are approved by the Company’s independent compensation committee or a majority of the Company’s Independent Directors; or plans that merely provide a convenient way to purchase shares on the open market or from the Company at Market Value;

(3)	plans or arrangements relating to an acquisition or merger as permitted under IM-5635- 1; or

(4)	issuances to a person not previously an employee or director of the Company, or following a bona fide period of non-employment, as an inducement material to the individual’s entering into employment with the Company, provided such issuances are approved by either the Company’s independent compensation committee or a majority of the Company’s Independent Directors. Promptly following an issuance of any employment inducement grant in reliance on this exception, a Company must disclose in a press release the material terms of the grant, including the recipient(s) of the grant and the number of shares involved.

(d)	Transactions other than Public Offerings

(1)	For purposes of this Rule 5635(d):

(A)	“Minimum Price” means a price that is the lower of: (i) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (ii) the average Nasdaq Official Closing Price of the common stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement.

(B)	“20% Issuance” means a transaction, other than a public offering as defined in IM-5635-3, involving the sale, issuance or potential issuance by the Company of common stock (or securities convertible into or exercisable for common stock), which alone or together with sales by officers, directors or Substantial Shareholders of the Company, equals 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance.

(2)	Shareholder approval is required prior to a 20% Issuance at a price that is less than the Minimum Price.

Based on the above, we can confirm that:

1	the Company has been duly incorporated as an exempted company with limited liability and is validly existing under the laws of the Cayman Islands; and

2	the Company’s practice of following the provisions of the laws of the Cayman Islands and its amended and restated memorandum and articles of association in lieu of the Nasdaq Stock Market Marketplace Rules noted above is not prohibited under any statutory legal provision of the Cayman Islands.

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For purposes of this analysis, we have examined the Companies Act (As Revised) of the Cayman Islands, the amended and restated memorandum and articles of association of the Company and such other legislation and regulation as we deemed necessary or relevant, as in effect (and published or otherwise generally available) on the date of this opinion letter.

This opinion letter relates only as to matters of Cayman Islands law and we express no views in relation to the laws of any jurisdiction other than those of the Cayman Islands. Specifically, we have made no independent investigation of the laws of the United States of America or the Nasdaq Stock Market Marketplace Rules and we have assumed that there is nothing under any other law or regulation that would affect or vary the above statements.

This opinion letter is addressed to and for the benefit solely of the addressee and may not be relied upon by any other person for any purpose, nor may it be transmitted or disclosed (in whole or in part) to any other person without our prior written consent.

If you have any questions, please contact Michael Johns at michael.johns@maples.com.

Yours faithfully

/s/ Maples and Calder (Cayman) LLP

Maples and Calder (Cayman) LLP

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